UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Gogo Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35975 (Commission File Number)	27-1650905 (IRS Employer Identification No.)

105 Edgeview Dr., Suite 300 Broomfield, CO (Address of principal executive offices)	80021 (Zip Code)

Crystal L. Gordon, Executive Vice President, General Counsel, Chief Administrative Officer, and Secretary, 303-301-3271

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.l 3p-1) for the reporting period from January 1 to December 31, 2023

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.l 3q-1) for the reporting period from January 1 to December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Gogo Inc. (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2023 with the Securities and Exchange Commission (the “SEC”). The Company evaluated its current product lines and determined that certain products (the “Covered Products”) the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules, which are necessary to the functionality or production of such products. Based on the results of the Company’s good faith reasonable country of origin inquiry, the Company had reason to believe that (i) the “conflict minerals” contained in its Covered Products may have originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries and (ii) such “conflict minerals” may not be from recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the “conflict minerals” contained in its Covered Products. The Conflict Minerals Report describing the Company’s due diligence efforts is attached as Exhibit 1.01 to this Form SD for the reporting period from January 1 to December 31, 2023. This Conflict Minerals Report has not been subject to an independent private sector audit. A copy of the Conflict Minerals Report is also available at http://ir.gogoair.com/financial-information/sec-filings.

Item 1.02 Exhibits

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2023 is filed herewith as Exhibit 1.01 as required by Items 1.01 and 1.02 of this Form.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits Item 3.01 Exhibits

1.01 Conflict Minerals Report for the calendar year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOGO INC.
(Registrant)

Dated: May 30, 2024	By: /s/ Crystal L. Gordon
Name: Crystal L. Gordon
Title: Executive Vice President, General Counsel, Chief Administrative Officer, and Secretary